The Tower at Peabody Place
John A. Good	100 Peabody Place, Suite 900
phone: (901) 543-5901	Memphis, TN 38103-3672
fax: (888) 543-4644	(901) 543-5900
e-mail: jgood@bassberry.com

December 7, 2011

Michael McTiernan Assistant Director U.S. Securities and Exchange Commission Washington, DC 20549

Re:         American Realty Capital Global Daily Net Asset Value Trust, Inc.
Registration Statement on Form S-11
Filed October 27, 2011
File No. 333-177563

Dear Mr. McTiernan:

As counsel to American Realty Capital Global Daily Net Asset Value Trust, Inc., a Maryland corporation organized to qualify as a real estate investment trust (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-11 (File No. 333- 177563) (the “Registration Statement”) and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated November 23, 2011.

For convenience of reference, each Staff comment in your November 23, 2011 comment letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.

We are providing to each of you and Stacie Gorman a courtesy copy of this letter and two courtesy copies of Amendment No. 1 filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to the Registration Statement filed with the Commission on October 27, 2011 (the “Blackline”).  The changes reflected in Amendment No. 1 have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Registration Statement.  All page references in our responses are to the pages of the Blackline.  Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

General

Comment 1.  We note your disclosure on page 181 regarding the share redemption program.  Please provide us with a detailed legal analysis of the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program.  We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters.  See, for example, T REIT Inc. (Letter dated June 4, 2001) and Well Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003).  To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions.  Please note that we will refer your response to the Office of Mergers and Acquisitions for further review.

December 7, 2011

Response 1.  The Company’s share redemption program is not a tender offer and not subject to the tender offer rules, including Rule 13e-4 and Regulation 14E.  The share redemption program is consistent with the share redemption program of American Realty Capital Daily Net Asset Value Trust, Inc. (“ARC-NAV”), which was granted no action relief on July 21, 2011.

In granting no action relief to ARC-NAV, the SEC relied on the following facts:  (i) all material information and modifications related to the redemption program will be fully and timely disclosed to stockholders in the prospectus and the NAV per share will be available on the company’s web site and toll-free information line; (ii) the company will not solicit redemptions other than through the prospectus and prospectus supplements disclosing the NAV per share; (iii) the shares will be redeemed daily at the published NAV per share for each class of shares being redeemed; (iv) the redemption price will be paid no later than three business days following a redemption request and will be the same for all shares of the same class being redeemed on a given day; (v) redemptions will be limited in any calendar quarter to shares whose aggregate value is 5% of the combined NAV of both classes of shares as of the last calendar quarter and or an aggregate limit of approximately 20% of the company’s total NAV for a 12-month period; (vi) redemptions on a first-come, first-served basis during each calendar quarter; (vii) stockholders may cancel redemption requests by notifying a customer service representative at the company’s toll-free information line; (viii) there will be no established trading market for the company’s common stock and the redemption program will be terminated if the company’s shares are listed on a national securities exchange or included for quotation on a national securities market, or in the event a secondary market for the company’s shares develops; (ix) the redemption program is intended to remain open for the life of the company unless modified or suspended by the board of directors; and (x) the redemption program is open to all stockholders on the same terms, subject to a short-term trading fee if stockholders have held their shares for less than four months.  As disclosed in the prospectus, the Company’s share redemption program is consistent with the foregoing qualifications; therefore, we believe that the tender offer rules do not apply.

Comment 2.  Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing, including that intended for broker-dealer use only.  Please be aware that we will need time to review these materials.  In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is not contained in or derived from the prospectus.  For guidance, refer to Item 19.D of Industry Guide 5.

Response 2.  Currently no drafts of written sales materials proposed to be transmitted to prospective investors exist.  In response to the Staff’s comment, the Company undertakes to provide to the Staff all written sales materials proposed to be transmitted to prospective investors, orally or in writing, including that intended for broker-dealer use only.

Comment 3.  Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus.  Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Response 3.  In response to the Staff’s comment, prior to effectiveness, the Company undertakes to provide copies of any graphics, maps, photographs, and related captions or other artwork, that it intends to use in the prospectus.

Comment 4.  We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement.  Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program.  We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007.  To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Market Regulation.

December 7, 2011

Response 4.  The Company’s share repurchase program is consistent with the class relief previously granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007.  With respect to the Company’s share repurchase program during the offering period, we respectfully note the following: there is no trading market for the Company’s common stock; the Company will terminate its share repurchase program during the distribution of its common stock in the event that a secondary market for the Company’s common stock develops; the Company purchases shares of its common stock under its share repurchase program at a price based on the NAV per share, which is the same metric used to set the price for the Company’s common stock; the terms of the share repurchase program are fully disclosed in the Company’s prospectus; and except as otherwise exempted therein, the Company shall comply with Regulation M.

Comment 5.  Please advise us whether the independent valuer will file a Rule 436 consent with respect to the disclosure of the property portfolio and liability values.  We note that you have identified the valuer as an “expert” on page 211.

Response 5. The independent valuer will not qualify as an “expert” and therefore will not file a Rule 436 consent.

Comment 6. Please add disclosure in the summary section that the NAV calculation is an estimate and that organizational and offering costs are amortized over five years.

Response 6.  In response to the Staff’s comment, the Company has added disclosure in the summary section on page 6 that the NAV calculation is an estimate and that organizational and offering costs are amortized over five years.

Cover Page

Comment 7.  Please ensure that your cover page does not exceed one page in length as required by Item 501(b) of Regulation S-K.  The cover page should be limited to information required by Item 501 and other information that is key to an investment decision.  Some of the details of the offering may be more appropriate for the prospectus summary or the body of the prospectus.

Response 7. The Company has limited its cover page to one page in length as required by the applicable rules.

Comment 8. Please add a cover page and summary risk factor relating to the competing time demands imposed on the sponsor by all the other public programs it is currently managing.

Response 8. In response to the Staff’s comment, the Company has added the requested disclosure.

Comment 9. Please clarify that the shares sold pursuant to the dividend reinvestment plan will also be based on your net asset value.

Response 9.  In response to the Staff’s comment, the Company has clarified on the cover page that the shares sold pursuant to the dividend reinvestment plan will also be based on the net asset value of the common stock.

December 7, 2011

Investment Objectives, page 2

Comment 10.  We note your disclosure in this section that you will seek to invest 25% of your capital in Europe.  However, on page 62 and elsewhere, you indicate that you may invest up to 40% of your capital in Europe.  Further, you indicate that up to 10% of your investments may be made elsewhere internationally.  Please revise your disclosure as appropriate.

Response 10.  In response to the Staff’s comment, the Company has revised its disclosure to more clearly indicate the respective percentages of assets to be invested in the United States, Europe and elsewhere internationally.

How is an investment in shares of your common stock different from listed REITs? , page 2

Comment 11. Please provide a more balanced comparison with listed REITs. For example, please disclose that common stock in a listed REIT is more liquid than your common stock.

Response 11. In response to the Staff’s comment, the Company has provided additional disclosure regarding an investment in shares of the Company’s common stock and that of a listed REIT.

Who are your advisor and service providers and what will they do?, page 3

Comment 12. Please revise to identify the European service provider you intend to use.

Response 12.  The Company respectfully submits that it has not yet contracted with a European service provider.  Further, as disclosed in the prospectus, the Company, through its advisor, may engage more than one service provider for its international investments.

How will your advisor calculate NAV per share?, page 6

Comment 13.  Please revise to clarify that the independent valuer will also value the liabilities.  Please also provide more detailed disclosure of any adjustments the advisor might make to the values calculated by the independent valuer.

Response 13. In response to the Staff’s comment, the Company has revised its disclosure on page 6.

Who should buy shares?, page 9

Comment 14.  We note that you refer to yourself as a finite-life entity.  However, we note that you are not required to liquidate by a specific date and that your board may determine when you should commence a liquidity event.  Please revise your disclosure to clarify this point.

Response 14. In response to the Staff’s comment, the Company has revised its disclosure on pages i and 9 to clarify this point.

Will you use debt borrowing to finance your investments?, page 11

Comment 15. Please revise to disclose the amount of leverage you are permitted to incur under your charter.

Response 15. In response to the Staff’s comment, the Company has included the requested disclosure on page 11.

What are your exit strategies?, page 11

Comment 16.  We note your disclosure that you intend to begin a liquidity event in three to six years after the offering.  However, on page 114 and elsewhere, you state that you intend to begin a liquidity event in six to eight years.  Further, on page 130, you state that you intend to begin a liquidity event in three to five years.  Please revise your disclosure as appropriate to clarify this discrepancy.

December 7, 2011

Response 16.  It is the Company’s intention to begin a liquidity event three to six years after the termination of the offering period.  In response to the Staff’s comment, the Company has revised its disclosure throughout the prospectus to clarify its intended timeframe for a liquidity event.

Comment 17.  Please revise to disclose that your intended liquidity events are subject to the board determining it is appropriate to commence a liquidity event and that shareholders must approve a proposed liquidity event.  Please revise to clarify, if true, that you may continue indefinitely if your shareholders do not approve your proposed liquidity transactions.

Response 17. In response to the Staff’s comment, the Company has revised its disclosure beginning on page 118.

What conflicts of interest will your advisor . . . ? ., page 12

Comment 18. Please disclose the respective interest held in your sponsor by Messrs. Schorsch and Kahane.

Response 18. In response to the Staff’s comment, the Company has included the requested disclosure on page 13.

What are the fees that you will pay . . .?, page 14

Comment 19. Please clarify how your advisors and sub-advisors will be compensated if you enter into a joint venture with an affiliate.

Response 19.  The Company does not currently intend to enter into a joint venture with affiliates.  The Company respectfully submits that it is unable to provide the exact terms of compensation in the unlikely event that the advisor or any service provider enters into a joint venture with an affiliate because these terms will be dependent upon the assets of the joint venture under the criteria described in the prospectus, as well as the financial condition and operating capabilities of the prospective partner at the given time.  Such factors will be unknown until such a joint venture is formed, if at all.  As disclosed in the prospectus, joint ventures with affiliates must be approved by a majority of the Company’s independent directors as being fair and reasonable and upon substantially the same terms and conditions as those received by the other joint ventures.

Selling Commissions, retail shares, page 15

Platform Fee. . ., page 16

Comment 20.  Please disclose the maximum platform fee to be paid assuming you sell the total amount of institutional shares being registered in this offering.  Please make similar revisions in the table on page 62 and in the table starting on page 84.

Response 20. In response to the Staff’s comment, the Company has included the requested disclosure.

Operating Expenses, page 19

Comment 21.  We note that you intend to reimburse your advisor for personnel costs.  Please specifically state whether you will reimburse your advisor for the salaries and benefits to be paid to your named executive officers.  Please tell us what consideration you have given to providing the disclosure required by Item 402 of Regulation S-K regarding compensation of your named executive officers.  Refer to Item 402(a)(2), which requires disclosure of compensation paid “by any person for all services rendered in all capacities to the registrant.”  Please make similar revisions to your disclosure in the table starting on page 84.

December 7, 2011

Response 21.  The requested disclosures are included in the prospectus.  Please see footnote 7 on page 95 of the prospectus, which states that operating expenses “will include reimbursement of our advisor for personnel costs, including certain salaries and benefits payable to our officers who are also executive offers, key personnel and/or members of our advisor.”  The Company acknowledges that insofar as any reimbursements are made for salary of executive officers and directors of the Company, the amount of such reimbursements would be subject to the disclosure requirements of Item 402. Since no amounts have yet been paid, no disclosure is required under Item 402 at this time.

Compensation and Restricted Stock Awards to Independent Directors, page 21

Comment 22.  We note your disclosure on page 70 regarding a per transaction fee that may be paid to the directors. Please provide disclosure regarding this fee here and in the table starting on page 84.

Response 22.  In response to the Staff’s comment, the Company has made the requested disclosure.

Subordinated Distribution upon Termination of the Advisory Agreement, page 24

Comment 23.  Please revise to clarify how the amounts are determined.

Response 23.  In response to the Staff’s comment, the Company has revised the requested disclosure.

Risk Factors, page 28

It may be difficult to accurately reflect..., page 32

Comment 24.  It appears that there may be material information known by the company regarding changes in the NAV per share that may not be provided to an investor prior to his or her investment decision. Please advise us why the company does not believe this creates a significant liability issue. Refer to Section 12(a)(2) and Rule 159 of the Securities Act.

Response 24.  The Company does not believe that there is a significant liability issue because the Company will notify the shareholders of significant changes in the daily NAV calculation.  The calculation of the NAV is generally not expected to change materially from day to day and the principal changes each day will result from the daily accruals of income and expenses and the effect of issuance of new shares and redemptions of shares.  In addition to its regular pricing supplements, the Company will provide more frequent pricing supplements if there is a change in the daily NAV by more than 5% from the prior day’s NAV. In such event, the Company will, after the close of business on the day on which there is such a change in the NAV, file a pricing supplement which would show the calculation of the daily NAV and will provide an explanation as to the reason for the change. Any such pricing supplement relating to a 5% or more change in daily NAV will additionally be mailed to all investors.  The Company would continue to provide daily information as to the NAV by posting the amount of the daily determination of the NAV on the Company’s website and making such information available on a toll-free automated telephone line.  The pricing information that investors will receive will therefore consist of the base prospectus for the offering, prospectus supplements, monthly pricing supplements and pricing supplements for more than 5% changes in NAV, if any.

The Company believes that the timing of filing the pricing supplement satisfies the Company’s disclosure obligations under Section 12(a)(2) of the Securities Act of 1933, as amended (“Section 12(a)(2)”). Under Section 12(a)(2), any person who offers or sells a security “by means of a prospectus or oral communication, which includes an untrue statement of a material fact or omits to state a material fact necessary in order to make the statements, in the light of the circumstances under which they were made, not misleading (the purchaser not knowing of such untruth or omission), and who shall not sustain the burden of proof that he did not know, and in the exercise of reasonable care could not have known, of such untruth or omission.”

December 7, 2011

The Company’s prospectus, which would consist of the prospectus in the form filed pursuant to Section 424(b)(3) and each of the supplements filed pursuant to Section 424(b)(3) would not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein not misleading.  The Company does not believe that this conclusion is affected by Rule 159 under the Securities Act of 1933, as amended, which provides that in determining whether a prospectus or oral communication meets the disclosure standards of Section 12(a)(2), information conveyed to a purchaser after the time of sale will not be taken into account, for the reasons described above.  The Company believes that the disclosure satisfies Section 12(a)(2) without regard to the disclosures in the pricing supplement after the date of sale.

The description of the process for determining NAV in the prospectus provides detailed information concerning the basis on which the NAV is calculated. In addition, the prospectus will disclose the availability of pricing information on a daily basis on the website of the Company, as well as on a toll-free automated telephone line.

The pricing supplement will set forth the calculation of NAV for each of the institutional shares and retail shares by showing the NAV on the date preceding the date of the pricing supplement and the calculation thereof, based on the value of the Company’s real estate properties, non-real estate assets and total liabilities, along with the daily adjustments, which include accruals of portfolio revenue, asset management fee, other expenses and organizational and offering expenses, change in NAV due to gains (losses) on assets and liabilities subsequent to the previous day’s NAV, the allocation of the platform fee, in the case of the institutional shares, and daily share purchases and redemptions subsequent to the NAV reported in the prior pricing supplement.  In the absence of an extraordinary event that materially changes the estimated value of the Company’s portfolio, the daily changes in the NAV will consist of accruals of income and expenses and the effect of issuance of new shares and redemptions of shares, each of which the Company expects will not be material.  Further, all investors whose redemption requests have not been processed will thus be notified of the NAV change of more than 5%, and such investors will have the right to rescind the redemption transaction within ten days of such notice.

For the reasons stated above, we believe that the information that a purchaser will have at the time of sale will satisfy the requirements of Section 12(a)(2) and that at the time of sale, all material pricing information will have been conveyed. The information contained in the prospectus, as supplemented by the prior monthly pricing supplements would not either contain an untrue statement of a material fact or omit to state material fact necessary in order to make the statements, in the light of the circumstances under which they were made, not misleading, due to daily changes in the NAV, which can be obtained through a process described in the prospectus.

The management of multiple REITs..., page 34

Comment 25. In this risk factor or the preceding risk factor, please identify the programs currently publicly raising proceeds for investment and the aggregate dollar amount of securities offered.

Response 25.  In response to the Staff’s comment, the Company has made the requested disclosure on page 36.

We may not be able to sell our properties ..., page 45

Comment 26.  We note your disclosure that "[m]any of [your] leases will not contain rental increases over time." However, on page 2, you indicate that your investment objective is "to generate cash flow that will support a stable distribution to investors with potential for growth through leases that link the rent to the change in the Consumer Price Index, or CPI, or other forms of lease increases." Please revise you disclosure, as appropriate, to address this discrepancy.

Response 26.  In response to the Staff’s comment, the Company has revised the disclosure as requested.

Subordinated Participation in Net Sale Proceeds, page 84

December 7, 2011

Comment 27. Please define the term "Net Sale Proceeds."

Response 27. In response to the Staff’s comment, the Company has made the requested disclosure on page 95.

Valuation Policies, page 121

Comment 28.  Please provide a more detailed discussion of the process by which the advisor will evaluate the independent valuer's calculations and the other matters the advisor will consider in making any adjustments.

Response 28.  This comment remains under review.  The Company undertakes to respond in a future amendment.

Adverse Business Developments and Conditions, page 143

Comment 29. Please provide more detail regarding the cumulative distributions and sources of distributions of ARCT since its inception.

Response 29.  In response to the Staff's comment, the Company has included the requested disclosure.

Plan of Distribution, page 199

Comment 30. Please advise us whether the REIT intends to conduct a follow-on offering. If so, please revise accordingly.

Response 30.  The Company respectfully submits that it has not yet determined its plans to conduct a follow-on offering.  However, as disclosed in the prospectus, the advisor, subject to oversight by the Board of Directors, must approve the initiation of a follow-on offering.

 Subscription Process, page 204

Comment 31.  Please disclose whether a potential investor can withdraw its subscription agreement between the time of submission and time of acceptance. Please also clarify whether the purchase price is based on the NAV on the day of submission or acceptance.

Response 31.  In response to the Staff's comment, the Company has included the requested disclosure.

Financial Statements and Notes

Note 3 — Related Party Transactions and Arrangements, page F-10

Comment 32.  We note your advisor and its affiliates will receive compensation and reimbursement for services relating to the offering and the investment and management of your assets. Please expand your note disclosures to include significant terms relating to your agreement with these entities. Expanded disclosures should include information related to fees and compensation to be paid.

Response 32.  In response to the Staff’s comment, the Company has included the requested disclosure.

Table I, page A-2

Comment 33.  Please advise why the percentage leverage for ARC New York is negative. In addition, please confirm that the leverage ratios disclosed in the footnotes are calculated in the same manner as those in the table.

December 7, 2011

Response 33. The Company respectfully submits that the negative percentage leverage for American Realty Capital New York Recovery REIT, Inc. and the footnotes including leverage calculations on Table I were included in consultation with the Staff in connection with post-effective amendments to our other offerings.  The Staff’s prior comments required that total acquisition costs could not exceed total amounts raised from proceeds in the offering, which would in turn exclude any acquisition costs paid with short-term or mortgage debt financing.  As a result, the percentage leverage as calculated in accordance with Guide 5 results in a percentage greater than 100% if more than 50% of the acquisition was financed with debt. In consultation with the Staff, footnotes were included to Table I to further explain the total costs of our acquisitions and leverage ratios based on costs, including the amounts financed with debt.

Table III: Operating Results of Public Program Properties, page A-10

Comment 34.  We note footnote (5) of the table which states that Federal tax results for the year ended December 31, 2010 are not available as of the date of the filing. Please advise us why these are not available and revise to include estimated information along with a footnote noting the source of the data and whether the data is subject to adjustment.

Response 34. The Company respectfully submits that Federal tax results for the year ended December 31, 2010 are now available and the Company has included the required information on page A-10.

Table V, page A-16

Comment 35. Many of these properties appear to have been purchased and sold at the same time. Please advise.

Response 35. The Company respectfully submits that many of the referenced properties were carried in simultaneous purchase and sale transactions.

Part II, page II-1

Item 37. Undertakings, page II-3

Comment 36. Please revise paragraph (A) clause (ii) to include the entire undertaking required by Item 512(a)(1)(ii) of Regulation S-K.

Response 36.  In response to the Staff’s comment, the Company has included the applicable undertakings required by Item 512(a)(1)(ii) of Regulation S-K.

Exhibits

Comment 37.  Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review.

Response 37.  In response to the Staff’s comment, the Company undertakes to file all required exhibits as promptly as possible.  The Company will provide supplementally drafts of the required legal and tax opinions.

Comment 38. Please tell us why you are filing the "Form of” various agreements. Explain why you are not able to file final, executed agreements prior to effectiveness of the registration statement.

Response 38.  The Company has filed the “form of” various agreements to facilitate the incorporation of comments received by the Staff and various state regulators.  Prior to effectiveness, the Company undertakes to execute any agreements that are required to be executed before such time.

Comment 39.  We note that you filed an unexecuted version of your articles of amendment and restatement as exhibit 3.1. Please note that the final executed version of this document must be filed prior to effectiveness. Please refer to Item 601(b)(3) of Regulation S-K.

Response 39.  The Company undertakes to execute and file its articles of amendment and restatement prior to effectiveness.

December 7, 2011

Should you have any questions, please contact me via phone at (901) 543-5901 or via email at jgood@bassberry.com.

Sincerely,

/s/ John A. Good

John A. Good